EXHIBIT 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

AND FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE

Consolidated Balance Sheets—March 31, 2003 and December 31, 2002 (Unaudited)	3

Consolidated Statements of Income—Three months ended March 31, 2003 and 2002 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity—Three months ended March 31, 2003 (Unaudited)	5

Consolidated Statements of Cash Flows—Three months ended March 31, 2003 and 2002 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-10

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands except per share amounts)

	March 31, 2003	December 31, 2002
Assets
Investments:
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $6,990,323 and $6,945,059)	$7,490,200	$7,446,035
Fixed-maturity securities pledged as collateral at fair value (amortized cost $528,655 and $485,124)	561,791	512,961
Short-term investments, at amortized cost (which approximates fair value)	689,302	628,033
Other investments	137,767	151,967

Total investments	8,879,060	8,738,996
Cash and cash equivalents	106,152	17,538
Securities purchased under agreements to resell	476,233	492,280
Accrued investment income	120,142	116,354
Deferred acquisition costs	303,801	302,222
Prepaid reinsurance premiums	530,488	521,641
Reinsurance recoverable on unpaid losses	44,222	43,828
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $66,595 and $63,926)	108,167	109,817
Receivable for investments sold	1,583	39,464
Derivative assets	84,517	96,733
Other assets	29,550	32,185

Total assets	$10,760,853	$10,587,996

Liabilities and Shareholder's Equity
Liabilities:
Deferred premium revenue	$2,828,100	$2,755,046
Loss and loss adjustment expense reserves	577,294	573,275
Securities sold under agreements to repurchase	476,233	492,280
Current income taxes	59,695	—
Deferred income taxes	392,761	384,132
Deferred fee revenue	19,112	19,739
Payable for investments purchased	37,568	56,971
Derivative liabilities	120,254	190,881
Other liabilities	173,962	207,047

Total liabilities	4,684,979	4,679,371
Shareholder's Equity:
Preferred stock, par value $1,000 per share; authorized shares—4,000.08 and none, issued and outstanding—none	—	—

Common stock, par value $150 per share; authorized, issued and outstanding—100,000 shares	15,000	15,000
Additional paid-in capital	1,616,062	1,610,574
Retained earnings	4,103,060	3,943,341
Accumulated other comprehensive income, net of deferred income tax provision of $183,650 and $185,706	341,752	339,710

Total shareholder's equity	6,075,874	5,908,625

Total liabilities and shareholder's equity	$10,760,853	$10,587,996

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

	Three months ended
	March 31
	2003	2002
Revenues:
Gross premiums written	$288,147	$186,772
Ceded premiums	(64,119)	(52,315)

Net premiums written	224,028	134,457
(Increase) decrease in deferred premium revenue	(62,848)	4,581

Premiums earned (net of ceded premiums of $56,306 and $44,501)	161,180	139,038
Net investment income	106,071	106,139
Net realized gains (losses)	21,481	(1,008)
Change in fair value of derivative instruments	58,411	12,904
Advisory fees	12,714	6,287
Other	66	82

Total revenues	359,923	263,442

Expenses:
Losses and loss adjustment	16,878	14,938
Amortization of deferred acquisition costs	12,782	11,123
Operating	23,292	19,246

Total expenses	52,952	45,307

Income before income taxes	306,971	218,135

Provision for income taxes	87,252	57,118

Net income	$219,719	$161,017

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (Unaudited)

For the three months ended March 31, 2003

(Dollars in thousands except per share amounts)

					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholder's
	Common Stock			Retained Earnings
	Shares	Amount				Equity
Balance, January 1, 2003	100,000	$15,000	$1,610,574	$3,943,341	$339,710	$5,908,625

Comprehensive income:
Net income	—	—	—	219,719	—	219,719
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(2,056)	—	—	—	—	(3,465)	(3,465)
Change in foreign currency translation	—	—	—	—	5,507	5,507

Other comprehensive income						2,042

Comprehensive income						221,761

Dividends declared (per common share $600.00)	—	—	—	(60,000)	—	(60,000)

Stock-based compensation	—	—	5,933	—	—	5,933
Capital issuance costs	—	—	(445)	—	—	(445)

Balance, March 31, 2003	100,000	$15,000	$1,616,062	$4,103,060	$341,752	$6,075,874

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(18,132)
Reclassification adjustment, net of taxes	14,667

Net unrealized appreciation, net of taxes	$(3,465)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Dollars in thousands)

	Three months ended
	March 31
	2003	2002
Cash flows from operating activities:
Net income	$219,719	$161,017
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accrued investment income	(3,788)	(2,524)
Increase in deferred acquisition costs	(1,579)	(3,802)
Increase in prepaid reinsurance premiums	(8,847)	(7,999)
Increase in deferred premium revenue	71,695	3,418
Increase in loss and loss adjustment expense reserves, net	3,625	7,303
Depreciation	2,669	2,599
Amortization of bond discount, net	1,072	1,608
Net realized (gains) losses on sale of investments	(21,481)	1,008
Current income tax provision	59,695	31,654
Deferred income tax provision (benefit)	10,521	(4,169)
Fair value of derivative instruments	(58,411)	(12,904)
Stock option compensation	5,617	4,997
Other, net	(25,377)	(34,081)

Total adjustments to net income	35,411	(12,892)

Net cash provided by operating activities	255,130	148,125

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,696,508)	(890,629)
Sale of fixed-maturity securities, net of receivable for investments sold	1,678,293	768,558
Redemption of fixed-maturity securities, net of receivable for investments redeemed	816,966	143,537
Sale (purchase) of short-term investments, net	90,071	(100,111)
(Purchase) sale of other investments, net	5,895	(237)
Capital expenditures	(1,234)	(1,436)
Disposals of capital assets	1	1

Net cash used by investing activities	(106,516)	(80,317)

Cash flows from financing activities:
Dividends paid	(60,000)	(58,000)

Net cash used by financing activities	(60,000)	(58,000)

Net increase in cash and cash equivalents	88,614	9,808
Cash and cash equivalents—beginning of period	17,538	24,404

Cash and cash equivalents—end of period	$106,152	$34,212

Supplemental cash flow disclosures:
Income taxes paid	$13,518	$20,301

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its Subsidiaries (the “Company”). The statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002. The accompanying consolidated financial statements have not been audited by independent accountants in accordance with auditing standards generally accepted in the United States of America, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial position and results of operations. The results of operations for the three months ended March 31, 2003 may not be indicative of the results that may be expected for the year ending December 31, 2003. The December 31, 2002 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2.    Dividends Declared

Dividends declared and paid by the Company during the three months ended March 31, 2003 were $60.0 million.

3.    Employee Stock Option Plans

MBIA Corp. participates in MBIA Inc.’s Stock Option Plan. Prior to 2002, MBIA Inc. elected to follow Accounting Principles Board Opinion No. (APB) 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. No stock-based employee compensation cost for stock options was reflected in net income prior to 2002 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January, 1, 2002 MBIA Inc. adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation.” Under the modified prospective transition method selected by the Company under the provisions of SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Results for prior years have not been restated. Employee stock compensation for the three months ended March 31, 2003 and March 31, 2002 totaled $5.7 million and $5.0 million, respectively.

In accordance with SFAS 123 all stock options granted are valued using an option-pricing model. The value is recognized as an expense over the period in which the options vest. The Company believes that recognizing the expense associated with stock option grants is preferable to the prior method of accounting for stock options under APB 25 because it produces a complete picture of compensation expenses within the Company’s statement of income.

4.    Recent Litigation

On July 15, 2002 MBIA Insurance Corporation and Subsidiaries (“MBIA Corp.”) and Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”), in its capacity as trustee, jointly filed suit in Delaware federal district court against Royal Indemnity Company (“Royal”) to enforce insurance policies that Royal issued (the “Royal Policies”) to guarantee vocational loans originated by Student Finance Corporation (“SFC”). MBIA Corp. insured eight securitizations, which had a total gross par outstanding of approximately $365 million as March 31, 2003, that were collateralized by the vocational student loans originated by SFC and guaranteed by Royal. The Royal Policies guarantee the payment of all the principal plus 90 days interest on all of the vocational loans in the securitizations insured by MBIA Corp. and state that “notwithstanding any other provision of (the) policy to the contrary, the right of the beneficiary to receive payment for loss under (the) policy after payment of the initial premium by the insured shall be absolute, irrevocable and unconditional.”

In their complaints, MBIA Corp. and Wells Fargo allege that Royal has committed anticipatory breaches of the Royal Policies. Previously, in June 2002, Royal brought suit against Well Fargo and other parties, not including MBIA Corp., seeking a declaration that it is not obligated to pay on the Royal Policies, and seeking rescission of the Royal Policies, on the grounds that SFC, its subsidiaries, and other related parties engaged in fraudulent behavior and/or made negligent misrepresentations regarding the collateralized loans.

To date, claims in the amount of approximately $329 million have been made under the Royal Policies with respect to student loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the Royal Policies with respect to student loans that may default in the future. In the event that Royal does not honor claims under the Royal Policies during the pendency of the litigation, MBIA Corp. will be required to make payments under its policies in respect of scheduled interest and principal on the notes insured under the

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

MBIA Corp. policies. MBIA Corp. expects ultimately to recover from Royal any payments it makes under its policies.

MBIA Corp. believes that it will prevail in the litigation and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will prevail in the litigation. If MBIA Corp. does not prevail in the litigation and Royal does not make payments under the Royal Policies, MBIA Corp. expects to incur losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

5.    Goodwill

Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired. Prior to 2002, goodwill attributed to the acquisition of MBIA Corp. was amortized using the straight-line method over 25 years. Goodwill attributed to the acquisition of MBIA Illinois was amortized according to the recognition of future profits from its deferred premium revenue and installment premiums, except for a minor portion attributed to state licenses, which was amortized using the straight-line method over 25 years.

Effective January 1, 2002 the Company adopted SFAS 141, “Business Combinations” and SFAS 142. SFAS 141, which supercedes APB 16, “Business Combinations,” requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and provides specific criteria for initial recognition of intangible assets apart from goodwill. SFAS 142, which supercedes APB 17, “Intangible Assets,” requires that goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment at least annually. The impairment testing is aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value. Other intangible assets are amortized over their useful lives.

MBIA Corp. completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with SFAS 142.

As of January 1, 2002, MBIA Corp. goodwill totaled $76.9 million. SFAS 142 requires a two-step approach in determining any impairment in goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation it was determined that the best measure of the fair value of MBIA Corp. was its book value adjusted for the after-tax effects of deferred premium revenue, prepaid reinsurance premiums, deferred acquisition costs and the present value of installment premiums to arrive at adjusted book value. As of January 1, 2002, MBIA Corp.’s adjusted book value significantly exceeded its carry value, and thus there was no impairment of its existing goodwill.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

MBIA Corp. performed its annual impairment testing of goodwill as of January 1, 2003. MBIA Corp.’s fair value was determined using the same valuation method applied during the transition testing. Its fair value significantly exceeded its carrying value indicating that goodwill was not impaired.